SECU 15026905 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED JUL 15 2015 WASH., DC

SEC FILE NUMBER
8-36138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2014 (MM/DD/YY) AND ENDING April 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Tree Securities, Inc.

OFFICIAL USE ONLY
18126
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4049 First Street, Suite 129
(No. and Street)

Livermore (City) California (State) 94551 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Godinez (415) 245-0570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460 (Address) Walnut Creek, (City) California (State) 94598 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 7/21/2015

OATH OR AFFIRMATION

I, David Godinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Tree Securities, Inc., as of April 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEE ATTACHED

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

OAK TREE SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

APRIL 30, 2015

professional. personalized. service.

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 9
Supplementary Information	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of April 30, 2015	10
Report of Independent Registered Public Accounting Firm on Exemption Report	11
Exemption Report	12
Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	13 – 14
SIPC General Assessment Reconciliation (SIPC – 7)	15 – 16

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Oak Tree Securities, Inc.
Livermore, California

We have audited the accompanying financial statements of Oak Tree Securities, Inc., which comprise the statement of financial condition as of April 30, 2015, and the related statements of operations, changes in equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Oak Tree Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oak Tree Securities, Inc. as of April 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Oak Tree Securities, Inc.'s financial statements. The supplemental information is the responsibility of Oak Tree Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
July 7, 2015

professional. personalized. service.

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2015

ASSETS

Cash and equivalents	$ 140,731
Deposits with clearing broker	17,314
Total cash	158,045
Investments in mutual funds	11,395
Investment in National Due Diligence Alliance	8,571
Commissions receivable	78,047
Rep receivables	15,143
Prepaid expenses	868
Total assets	$ 272,069

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 6,370
Commissions payable	70,243
Deferred income tax liabilities	3,741
Current income tax liabilities	3,166
Other current liabilities	1,131
Total liabilities	84,651

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock:	
Class A 100,000 shares authorized, 1,000 shares issued	100
Class B, 100,000 shares authorized, 240 shares issued	3,750
Paid-in capital	26,862
Retained earnings	156,706
Total shareholders' equity	187,418
Total liabilities and shareholders' equity	$ 272,069

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Operations
For the Year Ended April 30, 2015

Revenue	
Fees and commissions earned	$ 1,421,755
Investment income (loss)	2,834
Annual conference income	6,363
Other income	88,385
Total revenues	1,519,337
Commission and brokerage expense	1,327,812
Gross profit	191,525
Expenses	
Clearing charges	31,803
Insurance	1,754
Telephone and communication, net of reimbursements	1,984
Professional fees	83,315
Office expense	927
Outside services	12,544
Printing and delivery	691
Due diligence	3,375
Meals and seminars	852
Other	72
Total expenses	137,317
Income before income tax expense	54,208
Provision for income taxes	13,464
Net income	$ 40,744

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended April 30, 2015

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings	Total
Balance - April 30, 2014	$ 100	$ 6,000	$ 26,862	$ 233,714	$ 266,676
Dividends declared	-	-	-	(70,000)	(70,000)
Stock repurchase	-	(2,250)	-	(47,752)	(50,002)
Net income	-	-	-	40,744	40,744
Balance - April 30, 2015	$ 100	$ 3,750	$ 26,862	$ 156,706	$ 187,418

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
For the Year Ended April 30, 2015

Cash flows from operating activities:	
Net income	$ 40,744
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Gain in fair market value of investments	(506)
Changes in operating assets and liabilities:	
Increase in commissions receivable	(16,543)
Increase in representative receivables	(5,576)
Increase in prepaid expenses	(868)
Increase in commissions and accounts payable	33,156
Decrease in deferred revenue- sponsor fees	-
Decrease in income taxes payable	1,627
Decrease in deferred taxes payable	(2,147)
Increase in other current liabilities	570
Net cash provided by operating activities	50,457
Cash flows from investing activities:	
Sales of investments	10,182
Net cash provided by investing activities	10,182
Cash flows from financing activities:	
Stock repurchase	(50,002)
Dividends paid	(70,000)
Net cash used in financing activities	(120,002)
Net decrease in cash	(59,363)
Cash at beginning of year	200,094
Cash at end of year	$ 140,731
Supplemental disclosure:	
Income taxes paid, including estimate payments	$ 13,959

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. Certain operating expenses are partially reimbursed by commissioned representatives, such as regulatory fees, insurance and telephone and communication expense.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and one savings institution with FDIC insurance of up to $250,000 each. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

1. General Information and Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.
>
> Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 5, Investment in National Due Diligence Alliance, for additional information.

Income taxes
When appropriate, deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and the reported amounts in the financial statements brought about because the Company files income tax returns on the cash basis.

Depreciation of fixed assets
Furniture and equipment costing $13,683 was depreciated on a straight-line basis over five years and was fully depreciated at April 30, 2015. There was no depreciation recorded for the year ended April 30, 2015.

2. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately .50 to 1 at April 30, 2015. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2015, the Company had net capital as defined of $162,038, which exceeded the minimum requirement of $5,394. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Morgan, is holding $17,314 as a deposit for unpaid security transactions.

5. Investment in National Due Diligence Alliance

On December 17, 2013, the Company purchased a one seventh (1/7) interest in the National Due Diligence Alliance, a Non-Profit Organization, ("the Alliance") at a cost of $8,571. The cost was based on the book value of assets held by the organization. The intent of management is to hold this investment until the termination of the Alliance. This investment is difficult to value and falls within the Level 3 category for Fair Value Measurements, as discussed in Note 1.

6. Commitment

The Company has a one-year commitment of $5,500 per month, which was renewed on January 1, 2015, for management services.

7. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes and uses the accrual method of accounting for financial statements. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which are not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income.

7. Income Taxes (Continued)

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2011.

The following is the computation of income tax expense:

Income Tax Expense	California	Federal	Total
Net income before income taxes	$ 54,182	$ 54,182	
Less prior year California Franchise Tax	-	(6,506)	
Deductions not allowable:			
Non-deductible portion- meals & entertainment	426	426	
Penalties	10	10	
Deferred tax items:			
Increase in accounts receivable	(22,120)	(22,120)	
Decrease in prepaid expenses	(867)	(867)	
Decrease in accounts payable	71	71	
Increase in commissions payable	33,085	33,085	
Increase in deferred email server fees	867	867	
Unrealized gain on investments	626	626	
Taxable income	$ 66,280	$ 59,774	
Income tax thereon – current	$ 5,859	$ 9,727	$ 15,586
Deferred income tax provision	(843)	(1,304)	(2,147)
Total income tax expense	$ 5,016	$ 8,423	$ 13,439

8. Common Stock

The Company has two classes of common stock. Class A shareholders (two) are entitled to vote for two directors and Class B shareholders (currently, 4) are entitled to vote for two directors.

9. Subsequent Events

Management has evaluated subsequent events through July 7, 2015, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

OAK TREE SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
April 30, 2015

Shareholders' equity	$ 187,418
Assets not allowed for net capital purposes:	
Receivables from reps	15,143
Investment in National Due Diligence Alliance	8,571
Prepaid expenses	868
Total unallowed assets	24,582
Less haircut on marketable securities:	
7.0% of $11,395 Mutual funds, haircut	798
Total reductions in net allowable assets	25,380
Net Capital	$ 162,038
Minimum net capital required (6 2/3% of $80,910 aggregate indebtedness or the minimum of $5,000)	$ 5,394
Net capital in excess of requirement	$ 156,644
Ratio of aggregate indebtedness ($80,651 to net capital of $162,038) (required to be less than 15 to 1)	0.50 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed	$ 55,942	$ 184,859	0.30 to 1
Increase in accounts payable (closing journal entry)	1,405	(1,405)	
Increase in commissions paybable (closing journal)	20,397	(20,397)	
Increase in income taxes paybable (closing journal)	3,166	(3,166)	
Decrease in deferred tax liability (closing journal)	-	2,147	
Adjusted amounts above	80,910	162,038	0.50 to 1
Deferred taxes payable (excludable)	3,741	-	
Total liabilities per Statement of Financial Condition	$ 84,651	$ 162,038	

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Oak Tree Securities, Inc.
Livermore, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Oak Tree Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended April 30, 2015 without exception. The Company management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 7, 2015

Oak Tree Securities
David Godinez

Oak Tree Securities, Inc. Exemption Report

Oak Tree Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-S, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.1Sc3-3 under the following provisions of 17 C.F.R. §240.14c3-3(k)(2)(ii).

The Company met the identified exemption provisions in §240.15c3-3(k) throughout the most recent fiscal year ended April 30th, 2015, without exception.

I, David Godinez, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CEO/CCO

Date: 7/9/15

4049 First St. #129, Livermore, CA 94551
Member FINRA/SIPC

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Oak Tree Securities, Inc.
Livermore, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2015, which were agreed to by Oak Tree Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC solely to assist you with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for Oak Tree Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year May 1, 2014 through April 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for that year noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.
5. Compared the amount of the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion of compliance. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

July 7, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended APRIL 30 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-036138 FINRA APR 6/26/1986
OAK TREE SECURITIES INC
4049 FIRST ST STE 129
LIVERMORE, CA 94551-4949

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JOHN DURDEN (925) 245-05[illegible]

2. A. General Assessment (item 2e from page 2)		$ 1,404.70
B. Less payment made with SIPC-6 filed (exclude interest) 05/18/2015 Date Paid		(650.55)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		754.15
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 754.15
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 754.15	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OAK TREE SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of MAY, 20 15.

FINANCIAL PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 05-01-2014
and ending 04-30-2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,519,338
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	878,663
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	31,803
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	(253)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): min production 1,815, due diligence 45,431 (Deductions in excess of $100,000 require documentation)	47,246
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	957,459
2d. SIPC Net Operating Revenues	$ 561,879
2e. General Assessment @ .0025	$ 1,404.70 (to page 1, line 2.A.)

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ALAMEDA)

On 07-14-15 before me, BEVERLY CASTILLO
(insert name and title of the officer)

personally appeared DAVID GREGORY GODINEZ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

BEVERLY CASTILLO
Commission # 2042715
Notary Public - California
Alameda County
My Comm. Expires Sep 23, 2017

Signature [signature] (Seal)